November 19, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt and Jeffrey Gabor

Re:           Inspirato Incorporated

Registration Statement on Form S-3

Filed October 30, 2024

File No. 333-282905

Dear Messrs. Holt and Gabor:

On behalf of Inspirato Incorporated (the “Company”), set forth below is the response of the Company to the comment received by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 13, 2024 regarding the above-referenced registration statement on Form S-3 (the “Registration Statement”). For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-3 filed on October 30, 2024

General

1.	We refer to your letter dated October 8, 2024 filed in response to our comment letter dated September 30, 2024, regarding your registration statement on Form S-3 filed September 17, 2024 (File No. 333-282181). Given that you include the OPG Offered Shares in this registration statement and considering the facts identified in our prior comment letter, please provide us with a detailed legal analysis explaining your basis for determining that this is a secondary offering that is eligible to be made under Rule 415(a)(1)(i) and not a primary offering. For guidance, please see Securities Act Rules Compliance and Disclosure Interpretations Question 612.09.

Response: The Company acknowledges the Staff’s comment. For the reasons set forth below, the Company respectfully submits that the proposed offering of 5,830,902 shares (the “OPG Offered Shares”) of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), by One Planet Group LLC (“One Planet Group”) as contemplated by the Registration Statement is appropriately characterized as an offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) under the Securities Act.

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Background

As disclosed in the Company’s Current Report on Form 8-K filed with the Commission on August 15, 2024, on August 12, 2024, the Company entered into an investment agreement, dated August 15, 2024 (the “Investment Agreement”), with One Planet Group relating to the issuance and sale to One Planet Group of (i) 1,335,271 shares of Class A Common Stock (the “Tranche 1 Shares”) for an aggregate purchase price of $4,579,980 (such transaction, the “Tranche 1 Purchase”) and (ii) 1,580,180 shares of Class A Common Stock (the “Tranche 2 Shares”) for an aggregate purchase price of $5,420,020 and an accompanying warrant to purchase up to 2,915,451 shares of Class A Common Stock (the “Warrant Shares”) (such transaction, the “Tranche 2 Purchase”). The issuance of the Tranche 1 Shares, the Tranche 2 Shares and the Warrant Shares pursuant to the Investment Agreement was made in a bona fide private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The closing of the Tranche 1 Purchase occurred on August 13, 2024. The closing of the Tranche 2 Purchase, which was conditioned upon the approval by the Company’s stockholders at a special meeting of the stockholders, took place on September 13, 2024.

C&DI 612.09 Analysis

The Company has reviewed the guidance as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is in fact a primary offering.

C&DI 612.09 states in relevant part, “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all circumstances it appears that the seller is acting as a conduit for the issuer [emphasis added].” Each factor is addressed in the analysis below.

Factor 1: How long the selling stockholder has held the securities.

One Planet Group has held the OPG Offered Shares for approximately three months, having purchased the OPG Offered Shares pursuant to the Investment Agreement in August 2024. Since the date of the acquisition of the shares, One Planet Group has been subject to the full economic and market risks of its entire investment.

In the Investment Agreement, One Planet Group made customary investment and private placement representations to the Company, including that it was acquiring the shares for an investment purpose and able to bear the economic risk of an investment in the OPG Offered Shares for an indefinite period of time. The actual issuance of the OPG Offered Shares was not conditioned on the prior effectiveness of the Registration Statement or on One Planet Group’s ability to resell any of the OPG Offered Shares. The foregoing representations strongly weigh towards the conclusion that One Planet Group acquired the securities for investment purposes, rather than with an intent to distribute the OPG Offered Shares on behalf of the Company or to otherwise act as a statutory underwriter.

Additionally, the Company has reviewed the Staff’s historical guidance on secondary offering registrations as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 116.19 (“C&DI 116.19”), which contemplates that a valid secondary offering may occur immediately following the closing of a private placement. The Investment Agreement included registration rights for the OPG Offered Shares, whereby the Company agreed to file a registration statement covering the resale of the OPG Offered Shares within 15 days of the closing of the Tranche 2 Purchase, and to use its best efforts to cause such registration statement to become effective as soon as practicable. The Company filed the Registration Statement to perform such registration obligations under the Investment Agreement. Therefore, the Company respectfully submits to the Staff that the registration of the OPG Offered Shares as contemplated in the Registration Statement is consistent with a typical private placement transaction, where an issuer is required to file a resale registration statement shortly after closing.

Factor 2: The circumstances under which the selling securityholder received the securities.

As described above, One Planet Group acquired the OPG Offered Shares pursuant to the Investment Agreement and the OPG Offered Shares were issued in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

One Planet Group has not entered into any underwriting relationship or arrangement with the Company or received any commission or other payment from the Company in connection with the resale of any of its securities, and the Company will receive no proceeds from the resale of the OPG Offered Shares, if any, by One Planet Group. These circumstances are quite distinct from those involving a primary offering by or on behalf of the Company.

Furthermore, Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would suggest that any such special selling efforts or selling methods (such as investor presentations or road shows) by or on behalf of One Planet Group that have occurred or are currently intended to take place if the Registration Statement is declared effective.

Factor 3: The selling securityholder’s relationship to the issuer.

Based upon information supplied to the Company by One Planet Group, it is a closely held private equity firm that acquired the OPG Offered Shares for its own account and not with a view to resale or distribution. As indicated in the section entitled “Plan of Distribution” of the Registration Statement, the timing and amount of any sale is within the sole discretion of One Planet Group, and the Company will not pay any brokers’ or underwriters’ discounts and commissions in connection with the registration and sale of the OPG Offered Shares. The Company will not receive any proceeds from the sale of the OPG Offered Shares pursuant to the Registration Statement if declared effective. To the Company’s knowledge, at no time has One Planet Group been affiliated with, or acted as, a securities broker-dealer or any representatives thereof. Further, as noted above, One Planet Group represented to the Company in the Investment Agreement that One Planet Group was acquiring the securities for its own account and not with a view to resale or distribution.

Factor 4: The amount of securities involved.

The Company is seeking to register 5,830,902 shares of Class A Common Stock on behalf of One Planet Group, which represents approximately 42.5% of the Company’s 10,815,266 shares of common stock outstanding as of October 29, 2024 (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended).

While the amount of securities being registered is a factor considered by the Staff in determining whether an offering should be deemed to be a primary or secondary offering, the amount of shares to be registered is only one of the factors cited in C&DI 612.09 and is not necessarily controlling. Moreover, the Company has reviewed various historical guidance from the Staff, including the Securities Act Rules Compliance and Disclosure Interpretation Question 612.12, which states, “[a] controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).” This historical guidance by the Staff illustrates that a single, large selling shareholder can effect a valid secondary offering, even where such selling shareholder’s ownership percentage in the issuer is well in excess of the approximately 42.5% represented by the OPG Offered Shares.

The Company also submits that relying solely on the number of shares being registered in relation to the shares outstanding or the public float would severely limit a smaller public company’s financing alternatives. The Staff has acknowledged these potential limitations by accepting as valid many secondary offerings where a significant number of shares are being registered but the facts do not otherwise demonstrate that the selling shareholder is acting as a conduit for the issuer to effect a primary offering.

Factor 5: Whether the securityholder is in the business of underwriting securities.

To the Company’s knowledge, One Planet Group is not, nor has it ever been, engaged in the business of underwriting securities. Additionally, as noted previously, the issuance of the OPG Offered Shares was not conditioned on the prior effectiveness of the Registration Statement or One Planet Group’s ability to resell the OPG Offered Shares.

In prior no-action letters, the Staff has noted that a determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. Pursuant to the Investment Agreement, One Planet Group represented and warranted that it was acquiring the securities for the purpose of investment and not with a view towards the sale or distribution thereof within the meaning of the Securities Act. There is no evidence to suggest that any of those representations were false.

Factor 6: Whether under all circumstances it appears that the selling securityholder is acting as a conduit for the issuer.

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that One Planet Group is acting as a conduit for the Company. One Planet Group acquired the OPG Offered Shares months ago in a bona fide private placement transaction in which it made customary investment and private placement representations to the Company. Since that time, One Planet Group has borne the full economic risk of ownership of its investment. To the Company’s knowledge, One Planet Group is not, and has never been, involved in the business of underwriting securities. One Planet Group is not acting on behalf of the Company with respect to the OPG Offered Shares being registered for resale under the Registration Statement.

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7335.

Sincerely,

John Elofson
for
DAVIS GRAHAM & STUBBS LLP

cc:            Brent Wadman, Inspirato Incorporated

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